UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number 001-04192

KHD Humboldt Wedag International Ltd.

(Translation of registrant’s name into English)

Suite 1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

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BRITISH COLUMBIA

ALBERTA

QUEBEC

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

KHD Humboldt Wedag International Ltd. (“KHD”)

Suite 1620 – 400 Burrard Street

Vancouver, British Columbia

V6C 3A6

Item 2.	Date of Material Change

October 27, 2009.

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

News Release, dated October 27, 2009, disseminated through PR Newswire.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

KHD announced that it has decided to remove approximately $100 million in contracts at risk from backlog and order intake.

Item 5.1	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached news release.

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Item 5.2	Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed. This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Jouni Salo

President and Chief Executive Officer

604-683-8286 (contact through Rene Randall)

Item 9.	Date of Report

October 27, 2009

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News Release

______________________________________________________________________________

KHD HUMBOLDT WEDAG INTERNATIONAL LTD

ADJUSTS CONTRACTS AT RISK

- Backlog now at $614.8 million -

NEW YORK (October 27, 2009) . . . . KHD Humboldt Wedag International Ltd (NYSE: KHD) announced today that it has decided to remove approximately $100 million in contracts at risk from backlog and order intake.

KHD has completed a full analysis and review of all of its contracts at risk and as a result, KHD has decided to eliminate the category of “contracts at risk”. KHD undertook this analysis of all of the contracts in this category and determined that the contracts either would not be proceeding, in which case the contracts were officially cancelled and removed from the order backlog, or would be proceeding, either as originally proposed or with a change of scope, in which case the contracts remained in the order backlog and no accounting entries were made for such contracts. After consultations with our customers and our Board of Directors, we believe that it is prudent at this time to remove these contracts from our order backlog and order intake.

KHD Humboldt Wedag International Ltd., CEO Jouni Salo commented, “KHD’s primary consideration in conducting the analysis of the contracts at risk was whether there was any uncertainty as to whether the contracts would proceed. If such uncertainty existed, the contracts were classified as closed contracts and treated accordingly. KHD will continue to have dialog with these customers as they re-evaluate their projects.”

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. (the “Company”) owns companies that operate internationally in the industrial plant engineering and equipment supply business, and specializes in the cement industry. To obtain further information on the Company, please visit our website at http://www.khdhumboldt.com

- MORE -

_____________________________________________________________________

Contact Information:	Allen & Caron Inc.	Rene Randall
	Joseph Allen (investors)	KHD Humboldt Wedag International Ltd.
	1 (212) 691-8087	1 (604) 683-8286 ex 224
	joe@allencaron.com	randall.r@khd.de
or
Brian Kennedy (media)
1 (212) 691-8087
brian@allencaron.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

By /s/ Jouni Salo

Jouni Salo, President and Chief Executive Officer

Date: October 28, 2009

CW2970057.1